

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2025

Yuting Bai
Chairperson and Chief Executive Officer
Horizon Thread (PTY) Ltd
2 Solomon Street, Summerstrand
Port Elizabeth, Eastern Cape 6001
South Africa

**Re: Horizon Thread (PTY) Ltd
Registration Statement on Form F-1
Filed October 22, 2025
File No. 333-291005**

Dear Yuting Bai:

It appears your filing fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, including the failure to include required financial statements, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

You should either withdraw your filing or file a substantive amendment to correct the deficiencies and include the "delaying amendment" contained in Securities Act Rule 473(a). Specifically, amend the registration statement to provide the following language on the front cover page or provide the following language in a letter addressed to the staff filed on EDGAR using submission type DEL AM:

> The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Given the serious deficiencies and the omission of a delaying amendment, failure to promptly either withdraw your filing or include a delaying amendment will result in the staff recommending necessary action to the Commission to prevent your filing from going automatically effective.

Please contact Duc Dang, Associate Director, at (202) 551-5969 with any questions.

Sincerely,

Division of Corporation Finance